SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission File No: 1-10955

THE ENVIRONMENTAL ELEMENTS CORPORATION

401(K) RETIREMENT SAVINGS PLAN

ENVIRONMENTAL ELEMENTS CORPORATION

3700 Koppers Street

Baltimore, Maryland 21227

ENVIRONMENTAL ELEMENTS CORPORATION

401(K) RETIREMENT SAVINGS PLAN

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Environmental Elements Corporation

401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Administrative Committee

Environmental Elements Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Environmental Elements Corporation 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Baltimore, Maryland

June 23, 2004

Environmental Elements Corporation

401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$4,861,990	$4,661,322

Receivables:
Employee contributions	—	13,797
Employer contributions	—	2,310

	—	16,107

Net assets available for benefits	$4,861,990	$4,677,429

See accompanying notes.

Environmental Elements Corporation

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Contributions:
Employer	$43,184
Employee	355,917
Rollover	55,976

Total contributions	455,077

Interest and dividends	116,888
Net realized and unrealized appreciation in fair value of investments	456,771

Total additions	1,028,736

Deductions
Benefits paid to participants	(844,175)

Net increase	184,561

Net assets available for benefits at beginning of year	4,677,429

Net assets available for benefits at end of year	$4,861,990

See accompanying notes.

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2003

1. Significant Accounting Policies

Basis of Accounting

The financial statements of the Environmental Elements Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) have been prepared on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds of registered investment companies are valued at quoted market prices on the last day of the Plan year. The Plan’s investment in the common collective trust is valued at fair value as determined by Franklin Templeton Investor Services, Inc. The Plan’s investment in Company common stock is stated at fair value, which equals the quoted market price on the last business day of the Plan year. Participant loans are valued at the unpaid principal balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Environmental Elements Corporation (EEC) Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of EEC common stock and funds held in the FRK Cash Reserves Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of EEC common stock and the cash investments held by the Fund. At December 31, 2003, 58,682 units were outstanding with a value of $.40 per unit (84,551 units were outstanding with a value of $5.08 per unit at December 31, 2002).

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Administrative Expenses

All administrative expenses are borne by the Company and, as such, have not been included in the accompanying financial statements.

Forfeited Accounts

Forfeited nonvested accounts at December 31, 2003 and 2002 were $2,613 and $18,600, respectively, and are used to reduce employer contributions to the Plan.

2. Plan Description

General

The following description of the Plan provides only general information. Further information about the Plan is contained in the Plan Document. A copy of this document is available upon request from the Plan Sponsor.

The Plan, a defined contribution 401(k) plan, was established effective October 1, 1989. Effective December 31, 1994, the Environmental Elements Service Corporation Thrift Incentive Plan (the EESC Plan) was merged with the Plan. Effective January 1, 2002, the Plan was amended and restated. On May 1, 2002, the Plan adopted a Franklin Templeton Investor Services, Inc. Non-Standardized 401(k) profit-sharing plan document. At this date, Franklin Templeton Investor Services, Inc. assumed trust and record-keeping responsibilities for the Plan from Putnam Fiduciary Trust Company. Employees of the Company age 18 or older are eligible to join the Plan on January 1, April 1, July 1 or October 1 following the completion of six months of service. The Plan excludes union employees, nonresident aliens with no U.S. source income and leased employees from participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Contributions and Vesting

Under the terms of the Plan, an employee must make a salary reduction contribution to the Plan in order to participate. Participants may contribute up to the maximum percentage allowable not to exceed the limits of the Internal Revenue Code. These amounts are invested in one or more investment alternatives based upon the decisions of the Plan participants. Allocations of income or loss are based on the proportion of each participant’s account balance to the total of all account balances within each fund. At its discretion, the Company matches participant contributions to the Plan. In 2003 and 2002, the Company matched 50% of a participant’s contribution not to exceed 3% of his or her salary (see Note 6). Effective May 1, 2002, employees may direct the investment of the Company match to any of the Plan’s investment alternatives. Prior to that date, the Company match was made in Company common stock, which was purchased by the Plan on the open market. The Company may also make an additional discretionary contribution to the Plan; however, no such contribution was made to the Plan for 2003.

Participants vest according to a five-year graded schedule – 20% after the first year, 20% each year thereafter until 100% vested after five years of service. A year of service is defined as a consecutive 12-month period in which an employee completes 1,000 hours of service. Voluntary contributions by participants are fully vested when made. Nonvested employer contributions that are forfeited are used to reduce future employer contributions.

Benefit Payments

On termination of service, a participant may elect to receive a lump sum amount equal to the vested value of his or her account. The Plan also provides for partial or complete distributions of a participant’s account balance upon attainment of age 59-1/2 or in the case of financial hardship, as determined by the Administrative Committee.

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Plan Description (continued)

Participant Loans

Participants are permitted to borrow against their vested account balance. A participant may take out a loan of $50,000 or up to 50% of his/her vested balance, whichever is less. Loans must be repaid to the participant’s account through payroll deductions on an after-tax basis. All loans must be repaid within five years unless for the purchase of a primary residence (extended to 10 years). A participant may have only one loan outstanding at a time. A loan shall bear interest at a rate that is consistent with the provisions of the Internal Revenue Code; and the interest rate so determined shall remain fixed throughout the duration of the loan.

Plan Sponsor Going Concern

The Plan Sponsor (the Company) has incurred recurring operating losses and has a net capital deficiency. The Company has not complied with certain covenants of its loan agreement with its bank and its current forbearance agreement expires on March 31, 2005. In addition, the Company has indemnified a bonding company with respect to payments it may be required to make on a previously completed project for which a claim has been made. Any significant payment made by the bonding company and the subsequent request for indemnification would have a material impact on the Company’s ability to continue to operate. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Since the Plan’s assets are held in trust for the benefit of the Plan and its participants, they are not subject to any claims made by any creditors of the Company. Therefore, the vested balance of each participant’s account is protected from any claims of the Company’s creditors and is the sole property of each participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2003, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) by $456,771 as follows:

Mutual funds	$779,347
Environmental Elements Corporation Common Stock	(322,576)

$456,771

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002

FRK Stable Value Fund	$1,344,155	$1,387,520
Van Kampen Common Stock Fund	1,181,897	997,173
Fidelity Advisor Mid Cap Fund	604,319	404,932
TEM Foreign Fund	512,798	442,611
Fidelity Advisor Small Cap Fund	264,120	*
FRK US Government Securities Fund	*	383,502
Environmental Elements Corporation Common Stock	*	429,519

*	Investment represented less than 5% of fair value of the Plan’s net assets.

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Environmental Elements Corporation

401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 18, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and will take the steps necessary, if any, to maintain the Plan’s qualified status.

6. Subsequent Event

Effective January 1, 2004, the Company increased its discretionary match to 50% of participant contributions up to 6% of salary.

Supplemental Schedule

Environmental Elements Corporation

401(k) Retirement Savings Plan

EIN: 52-1303748 Plan #003

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Description of Investments	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
Common collective trust:
*FRK Stable Value Fund	1,344,155 units, 3.00%		$1,344,155

Mutual funds:
Van Kampen Common Stock Fund	74,100 units		1,181,897
Fidelity Advisor Mid Cap Fund	26,966 units		604,319
*Templeton Foreign Fund	48,195 units		512,798
Fidelity Advisor Small Cap Fund	13,246 units		264,120
*FRK US Government Sec. Fund	32,500 units		219,373
*FRK Income Fund	88,444 units		213,151
*FRK Capital Growth Fund	16,158 units		167,563
*FRK Balance Sheet Investment Fund	2,918 units		138,799
Mutual Beacon Fund	5,558 units		79,644
UBS S&P 500 Index Fund	5,246 units		67,622
*FRK AGE High Income Fund	17,844 units		37,293

Total mutual funds			3,486,579

*Environmental Elements Corporation
Common Stock	142,663 shares		17,120

*FRK Cash Reserves Fund	0.24%		6,353

*Participant loans	Interest Rates from 6.75% to 9.0%		7,783

Total investments			$4,861,990

*	Party-in-interest.
**	Historical cost has not been presented as all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENVIRONMENTAL ELEMENTS CORPORATION 401(K) RETIREMENT SAVINGS PLAN

/s/ Lawrence Rychlak	June 25, 2004
Lawrence Rychlak Plan Administrator	Date